Exhibit 12
INTERNATIONAL PAPER COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollar amounts in millions)

		For the Years Ended December 31,					Six Months Ended June 30,
TITLE		2008	2009	2010	2011	2012	2012	2013
(A)	Earnings (loss) from continuing operations before income taxes and equity earnings	$(1,153.0)	$1,199.0	$822.0	$1,458.0	$1,024.0	$417.0	$593.0
(B)	Noncontrolling interests, net of taxes	(3.0)	(18.0)	(21.0)	(14.0)	(5.0)	(7.0)	5.0
(C)	Fixed charges excluding capitalized interest	648.2	780.6	718.8	680.7	797.4	408.2	394.5
(D)	Amortization of previously capitalized interest	30.0	31.3	30.4	29.2	24.2	12.1	12.0
(F)	Distributed income of equity investees	73.0	51.0	33.0	85.6	—	—	—
(G)	Earnings (loss) from continuing operations before income taxes and fixed charges	$(404.8)	$2,043.9	$1,583.2	$2,239.5	$1,840.6	$830.3	$1,004.5
Fixed Charges
(H)	Interest and amortization of debt expense	$572.5	$702.3	$643.4	$602.0	$714.7	$362.3	$350.5
(I)	Interest factor attributable to rentals	65.8	72.0	69.9	73.3	77.0	43.0	42.9
(J)	Preferred dividends of subsidiaries	9.9	6.3	5.5	5.4	5.7	2.9	1.1
(K)	Capitalized interest	27.5	12.1	14.0	21.6	36.6	18.6	7.9
(L)	Total fixed charges	$675.7	$792.7	$732.8	$702.3	$834.0	$426.8	$402.4
(M)	Ratio of earnings to fixed charges		2.58	2.16	3.19	2.21	1.95	2.50
(N)	Deficiency in earnings necessary to cover fixed charges	$(1,080.5)

NOTE: Dividends on International Paper's preferred stock are insignificant. As a result, for all periods presented, the ratios of earnings to fixed charges and preferred stock dividends are the same as the ratios of earnings to fixed charges.